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                                                                     Exhibit 11A

                        GATX CORPORATION AND SUBSIDIARIES


               COMPUTATION OF NET INCOME PER SHARE OF COMMON STOCK
                          AND COMMON STOCK EQUIVALENTS

                      In Millions, Except Per Share Amounts

                                            Three Months Ended  Nine Months Ended
                                                 September 30      September 30
                                                --------------    --------------
                                                 1997    1996      1997     1996
                                                ------   -----    -----     ----

 Average number of shares of
    Common Stock outstanding .............       24.4     20.2     22.0     20.2

Shares issuable upon assumed exercise of
   stock options, reduced by the number of
   shares which could have been  purchased
   with the proceeds  from exercise of
    such options .........................         .5       .3       .4       .3
                                               ------   ------   ------   ------

Total shares .............................       24.9     20.5     22.4     20.5
                                               ======   ======   ======   ======



Net income ...............................     $ 28.0   $ 33.4   $ 89.4   $ 83.8

Deduct - Dividends paid and accrued on
    Preferred Stock ......................        --       3.3      6.6      9.9

Net income, as adjusted ..................     $ 28.0   $ 30.1   $ 82.8   $ 73.9
                                               ======   ======   ======   ======

Net income per share .....................     $ 1.12   $ 1.47   $ 3.70   $ 3.61
                                               ======   ======   ======   ======




Note: In February 1997, the Financial Accounting Standards Board issued Statement No. 128 (FAS 128), Earnings per Share, which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. In addition to changes in the computation, the terms "primary" and "fully diluted" earnings per share will be replaced with the terms "basic" and "diluted," respectively. Under the new requirements for calculating primary/basic earnings per share, the dilutive effect of stock options will be excluded. The impact is expected to result in an increase in primary/basic earnings per share of approximately $.03 and $.02 per share for each of the quarters ended September 30, 1997 and September 30, 1996, respectively. The impact of FAS 128 on the calculation of fully diluted/diluted earnings per share for these quarters is expected to result in no change.

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